CITI
100 Summer Street
Suite 1500
Boston, MA 02110
July 24, 2009
VIA EDGAR
Mr. James O’Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: RidgeWorth Funds (“RidgeWorth”) –File Nos. 033-45671 and 811-06557
Dear Mr. O’Connor:
This is in response to your comments regarding RidgeWorth’s post-effective amendment no. 79 to its registration statement as filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 29, 2009, which you, Magda El Guindi-Rosenbaum of Morgan, Lewis & Bockius LLP and I discussed by telephone on July 21, 2009. The numbered paragraphs below correspond to the order of your comments.
1.	Comment: You have asked RidgeWorth to revise the risk disclosure regarding asset-backed and mortgage-backed securities to enhance the disclosure regarding credit quality, prepayment risk, etc. to better reflect current market and economic conditions.

Response: RidgeWorth will enhance the risk disclosure as requested.

2.	Comment: You have asked RidgeWorth to enhance the risk disclosure regarding credit risk for municipal securities to better reflect current market and economic conditions.

Response: RidgeWorth will enhance the risk disclosure as requested.

3.	Comment: You have suggested that RidgeWorth revise its footnote disclosure regarding the amount of payment authorized under the Distribution and Service Plan for A Shares and the payment amount that has been approved by the Board of Trustees.

Response: RidgeWorth will revise the disclosure as requested.

4.	Comment: You have asked RidgeWorth to remove all footnotes referencing that the Adviser, Subadviser and/or service providers may voluntarily waive all or a portion of their fees where there is no current intent to do so.

Response: RidgeWorth will be maintaining this footnote for each applicable Fund. Voluntary waivers are an important tool employed throughout the year to maintain competitive total expenses, and are especially important given the current volatile markets and related asset

Mr. James O’Connor
July 24, 2009

fluctuations. For each of the Funds, the investment adviser, investment subadviser and/or other services providers intend to waive fees if certain conditions arise.
5.	Comment: You have asked RidgeWorth to confirm that the RidgeWorth Tax-Exempt Money Market Fund will not invest its assets in illiquid securities above the SEC’s 15% illiquid securities interpretive threshold limit.

Response: The RidgeWorth Tax-Exempt Money Market Fund will not exceed the 10% threshold limit for holdings in illiquid securities with respect to registered money market funds.
RidgeWorth acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this post-effective amendment and that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. RidgeWorth further acknowledges that staff comments or changes to disclosures in response to staff comments in this post-effective amendment do not foreclose the SEC from taking any action with respect to such filing.
If you have any questions regarding the above responses, please contact me at (617) 824-1428.
Very truly yours,

/s/ Kerry Reilly Kerry Reilly